

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2014

<u>Via E-mail</u>
Simon Dupere
Chief Executive Officer
Niska Gas Storage Partners LLC
1001 Fannin Street, Suite 2500
Houston, TX 77002

      Re: Niksa Gas Storage Partners LLC
              Form 10-K for Fiscal Year Ended March 31, 2013
              Filed June 7, 2013
              File No. 001-34733

Dear Mr. Dupere:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Mara L. Ransom

                    Mara L. Ransom
                    Assistant Director